Mail Stop 6010

May 30, 2007

Efrain Rivera
Bausch & Lomb Incorporated
Chief Financial Officer
One Bausch & Lomb Place
Rochester, New York 14604-2701

      RE: **Bausch & Lomb Incorporated**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed April 25, 2007
              File No. 0001-04105

Dear Mr. Rivera:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2006

Item 1. Business, page 4

(a) Restatement of Previously Issued Financial Statements, page 4

1.   We reference the disclosure that the company is working toward filing its
        Quarterly Reports on Form 10-Q for the third quarter of 2005, the first, second
        and third quarter of 2006 and the first quarter of 2007. Please tell us the status of
        these filings and when you expect to file the quarterly reports.

Consolidated Financial Statements

Note 10. Provision for Income Taxes, page 80

2.   We see that you received a Notice of Final Partnership Administrative
        Adjustment from the IRS and that asserted adjustments could increase tax
        liabilities by $200 million. Please tell us why you have not made any financial
        provision for the additional taxes, penalties or interest. Clarify why the amount of
        loss is not probable and estimable under SFAS 5 at December 31, 2006.

Note 19. Other Matters, page 101

Legal Matters, page 103

3.   We note that you have been named as a defendant in approximately 344 product
        liability lawsuits. Please tell us the amount of damages that have been specified
        in the product liability lawsuits. Additionally, tell us the provision that has been
        recorded in connection with a small number of claims. Please also clarify why
        any additional liability is not probable and estimable or at least why range of loss
        could not be disclosed.

Note 22. Quarterly Results, Stock Prices and Selected Financial Data (Unaudited), page
112

4.   When you file the September 30, 2005 Form 10-Q, please include unaudited
        restated condensed financial statements in a level of detail consistent with Rule
        10-01(a) and (b) of Regulation S-X for each of the four quarterly periods in 2005
        and 2004.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief